SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE PERIOD BETWEEN December 17, 2003 AND January 8, 2004

CHINADOTCOM CORPORATION

(Exact name of Registrant as specified in its Charter)

34/F, Citicorp Centre

18 Whitfield Road

Causeway Bay, Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F )

Form 20-F  ☒ Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐ No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description

1.1	Press Release dated December 18, 2003 chinadotcom appoints John Clough as Independent Director, Majority of Board Members Now Independent

1.2	Press Release dated January 7, 2004 chinadotcom and Ross Systems Amend Definitive Merger Agreement

1.3	Second Amendment dated January 7, 2004 to Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2004

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan
Steven Chan
Director, Legal

EXHIBIT INDEX

Exhibit	Description

1.1	Press Release dated December 18, 2003 chinadotcom appoints John Clough as Independent Director, Majority of Board Members Now Independent

1.2	Press Release dated January 7, 2004 chinadotcom and Ross Systems Amend Definitive Merger Agreement

1.3	Second Amendment dated January 7, 2004 to Agreement and Plan of Merger among chinadotcom corporation, CDC Software Holdings, Inc. and Ross Systems, Inc.

Exhibit 1.1

chinadotcom appoints John Clough as Independent Director,

Majority of Board Members Now Independent

Hong Kong December 18, 2003 chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com), a leading integrated enterprise software and mobile applications company in China and internationally, today announced the appointment of John Clough as an Independent Director of the board of chinadotcom corporation and a member of the company’s audit committee. John currently is the Non-Executive Chairman of the Board of Praxa Limited (“Praxa”), a leading Australian IT outsourcing and professional services organization and a wholly owned subsidiary which was acquired by chinadotcom in February this year.

Dr. Raymond Ch’ien, Executive Chairman of chinadotcom corporation, said, “John has been serving the board of Praxa for six months. During this period, he provided strategic guidance to the management to accomplish the various business goals including diversifying the customer base, building the long-term sales pipeline, improving the overall cost structure and developing synergies within the chinadotcom group companies. We believe John’s deep experience in operating software companies internationally, provides value to the board at the corporate level of chinadotcom.”

“In addition, with John’s appointment as an Independent Director, we are pleased that the majority of our board members are now independent. It represents a well-balanced structure for our board which creates a healthy environment for decision making going forward, which we believe ultimately will benefit our shareholders and investors,” Dr. Ch’ien continued.

John Clough has been a Special Advisor to General Atlantic Partners since December 2000. Before joining General Atlantic Partners, John gained over 25 years of management experience in the IT industry internationally. John was a Co-Founder and Managing Director of the CSSL Group, one of the largest software companies in the mid-market in Asia with IBM as a co-shareholder, for 16 years. John’s international experience includes working as a consultant in the areas of ERP and Finance in the UK and Europe.

The nominating committee of the Board of chinadotcom has laid out several criteria for potential new directors, including experience in the IT industry, deep knowledge of the Asia Pacific region, strong contacts within the greater China region in the IT software and outsourcing sectors, qualified finance and accounting experience, and familiarity with prevailing regulations across various financial jurisdictions. John’s wealth of experience in the IT industry, particularly in the software sector, his strong knowledge in private equity investments and his understanding of our core businesses at the operating level should enable him to provide considered, strategic advice to the chinadotcom group and hence create value for its shareholders.

# # #

About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. Recently it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally. The company recently announced the intention to acquire Ross Systems, Inc. (“Ross”), a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. and Pivotal Corporation (“Pivotal”), a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada. The company expects to conclude the acquisitions of Ross and Pivotal by no later than the first half of calendar year 2004, subject to the respective approvals of Ross’ and Pivotal’s shareholders and certain regulatory approvals.

CDC’s Mobile Applications and Portal Operations are focused on rapid growth in the mobile applications market internationally. The company offers consumer-based and enterprise-based SMS and mobile application software development services in China and Korea. Paid subscriptions in China reached 5.1 million as of September 30, 2003, with direct connectivity with local mobile operators in 26 provinces. Recently launched services include China News SMS, Business Elite (business, finance and market information), Military SMS, enhanced free and paid mail services, and the popular X-City and X-City 2 services. The unit’s Korean operation develops cutting-edge CDMA-based mobile applications and establishes partnerships between leading Korean content, games and services developers and our China-based SMS platform. Beyond China and Korea, the unit aims to expand its mobile service and applications internationally through partnerships with global mobile applications and technology providers. Recently, chinadotcom announced its intension to reorganize its mobile and portal unit as a wholly-owned subsidiary, chinadotcom Mobile Interactive Corporation (“CDC Mobile”) and register an offering of CDC Mobile’s American Depositary Shares under the Securities Act of 1933, as amended.

CDC Outsourcing, a wholly owned subsidiary, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of our acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the US, with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, please visit the Web site http://www.corp.china.com.

Safe Harbor Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the Form 6-K filed on October 3, 2003 which contain revised and updated sections of the Form 20-F.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager
Tel: (852)2961 2750
Fax: (852)2571 0410
e-mail: jane.cheng@hk.china.com

Investor Relations

Craig Celek, US, VP, Investor Relations
Tel: 1(212)661 2160
Fax: 1(973)591 9976
e-mail: craig.celek@hk.china.com

Exhibit 1.2

chinadotcom and Ross Systems

Amend Definitive Merger Agreement

HONG KONG and ATLANTA, Ga., January 7, 2004—Ross Systems, Inc. (NASDAQ: ROSS) and chinadotcom corporation (NASDAQ: CHINA) today announced that they have amended their definitive merger agreement under which chinadotcom will acquire Ross Systems.

Under the amended merger agreement, stockholders of Ross Systems will continue to receive $19.00 in a combination of cash and chinadotcom common shares for each share of Ross Systems common stock. As a result of the amended merger agreement, at the closing of the merger, Ross Systems stockholders will receive, for each share of Ross Systems common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the average closing price of chinadotcom shares for the 10 trading days preceding the second trading day before the closing date. Moreover, if the average price of chinadotcom shares is below $8.50, the amended merger agreement permits chinadotcom to elect to increase the amount of cash that Ross Systems common stockholders will receive and decrease the number of chinadotcom shares that Ross Systems common stockholders will receive. In such case, Ross Systems common stockholders still would receive $19.00 in a combination of cash and chinadotcom shares for each share of Ross Systems common stock, but would receive more than $5.00 in cash per share and less than $14.00 worth of chinadotcom shares for each Ross Systems common share. Under the amended merger agreement, stockholders of Ross Systems, at their sole option, may elect within ten business days following the closing to receive $17.00 in cash per share of Ross Systems common stock in place of the combination of cash and chinadotcom shares described above.

Under the previous terms of the merger agreement, at the closing of the merger, Ross Systems stockholders would have received, for each share of Ross Systems common stock, $5.00 in cash and a number of chinadotcom shares equal to $14.00 divided by the higher of $8.50 per share or the average closing price of chinadotcom shares (not to exceed $10.50 per share) for the 10 trading days preceding the second trading day before the closing date, subject to certain exceptions. The floor of $8.50 and the ceiling of $10.50 created the possibility that Ross Systems stockholders would receive more than $19.00 or less than $19.00 in a combination of cash and chinadotcom shares for each share of Ross common stock. The amended merger agreement eliminates this floor and ceiling.

In addition, under the previous terms of the merger agreement, Ross Systems had the ability to terminate the merger agreement if the average price of chinadotcom shares was below $8.50 per share, unless chinadotcom elected to invoke a “make-whole” provision that would ensure that Ross Systems stockholders received $14.00 worth of chinadotcom shares for each share of Ross Systems common stock, even if the average price of chinadotcom shares was below $8.50. The amended merger agreement has eliminated these termination and “make-whole” provisions due to the removal of the $8.50 floor, and as a result, reduces the uncertainty with respect to the completion of the transaction.

The amendment also provides for an increased commitment by chinadotcom and Ross Systems to cooperate in the operation of the two companies prior to closing so as to accelerate the anticipated synergies and financial benefits to be received from the transaction.

The waiting period for the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 expired on October 27, 2003. The anticipated closing of the transaction has been delayed, however, due in part to further Securities and Exchange Commission review of the registration statement relating to the transaction. The parties now expect the transaction to close in the second quarter of calendar year 2004, subject to Securities and Exchange Commission review of the registration statement relating to the transaction, approval by Ross Systems stockholders and customary closing conditions.

Additional Information about the Proposed Merger and Where to Find It chinadotcom and Ross Systems have filed a preliminary a proxy statement/prospectus with the Securities and Exchange Commission in connection with the transaction. Ross Systems will mail the final proxy statement/prospectus to stockholders of Ross Systems when available. These documents contain important information about the transaction, and investors and security holders are urged to read these documents carefully when they are available because they will contain important information about chinadotcom and Ross Systems. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by chinadotcom or Ross Systems through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Investors and security holders of Ross Systems are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

About chinadotcom

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise software and mobile applications company focused on China and internationally. The company has over 1,000 employees with operations in over 14 countries.

CDC Software, a wholly owned subsidiary of chinadotcom, is focused on providing Enterprise Resource Planning (“ERP”) software and solutions in China, as well as internationally. In September 2003, it completed the acquisition of a controlling stake in Industri-Matematik International (“IMI”), an international provider of mission critical SCM software for multinationals and large enterprises, based in New Jersey, U.S. with key operations in the U.S. and Europe. It also owns Executive Suite, a sophisticated Business Intelligence (“BI”) tool with advanced financial analytics functionality based on Microsoft technology, and has invested in CIP Software, a European-based software company with exclusive distribution rights for Executive Suite in Europe, the Middle East and Africa. In addition, CDC Software has established strategic partnerships with leading international software vendors to localize and resell their software products throughout the Asia Pacific region. It currently has over 1,000 customer site installations and 600 enterprise customers in China and internationally.

During Q4 2003, chinadotcom announced the intention to acquire Ross Systems, Inc., a NASDAQ-listed global provider of enterprise software for process manufacturers based in Atlanta, Georgia, U.S. with significant subsidiary operations in Western Europe and Pivotal Corporation (“Pivotal”), a NASDAQ-listed Customer Relationship Management company with clients worldwide based in Vancouver, Canada. chinadotcom expects to conclude the acquisitions of Ross Systems and Pivotal by no later than the first half of calendar year 2004, subject to the respective approvals of Ross Systems’ and Pivotal’s stockholders and certain regulatory approvals.

CDC Outsourcing, a wholly owned subsidiary of chinadotcom, aims to take advantage of the global trend of companies looking to outsource to China by positioning its CMM (Capability Maturity Model) Level 3 certified Software Development Center’s capabilities as an outsourcing conduit for economical, high-quality software development for the large customer base of chinadotcom’s acquired companies. Its current outsourcing capability includes operations in the United Kingdom, Australia, and the U.S., with some 350 consultants, complemented by a partnership with vMoksha in India with over 500 more outsourcing staff servicing software companies internationally.

For more information about chinadotcom corporation, CDC Software and CDC Outsourcing, please visit the Web site http://www.corp.china.com.

About Ross Systems

Ross Systems, Inc. (NASDAQ: ROSS) delivers innovative software solutions that help manufacturers worldwide fulfill their business growth objectives through increased operational efficiencies, improved profitability, strengthened customer relationships and streamlined regulatory compliance. Focused on the food and beverage, life sciences, chemicals, metals and natural products industries and implemented by over 1,000 customer companies worldwide, Ross Systems’ family of Internet-architected solutions is a comprehensive, modular suite that spans the enterprise, from manufacturing, financials and supply chain management to customer relationship management, performance management and regulatory compliance.

Publicly traded on the NASDAQ since 1991, Ross System’s global headquarters are based in the U.S. in Atlanta, Georgia, with sales and support operations around the world. For more information about Ross Systems, please visit www.rossinc.com.

Ross Systems and its directors, executive officers and employees may be soliciting proxies from its stockholders to vote in favor of the transaction. Information concerning persons who may be considered participants in the solicitation of Ross Systems’ stockholders under SEC rules is set forth in the preliminary proxy statement / prospectus filed by chinadotcom corporation on October 24, 2003 as Amendment No. 1 to the Form F-4 filed on October 3, 2003.

Safe Harbor Statements

Statements in this press release which express that Ross Systems, Inc. or chinadotcom corporation “believes,” “anticipates,” “expects,” “estimates,” “plans,” or “should begin to...” and other statements which are not historical fact, are forward-looking statements within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially as a result of risks and uncertainties, including the risk to both companies that the acquisition contemplated by the definitive merger agreement will not be consummated, the risk that expected benefits of the contemplated acquisition may not be realized, risks related to quarterly fluctuation of Ross Systems’ software product license revenue, weakening of customer demand for enterprise systems, Ross Systems’ maintenance of a minimal backlog and the uncertainty of demand for new product offerings by Ross Systems and chinadotcom, and other risks and uncertainties described in reports filed by Ross Systems and chinadotcom with the SEC. In particular, further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the United States Securities and Exchange Commission, including chinadotcom’s Annual Report for the year ended December 31, 2002 on Form 20-F filed on June 16, 2003 and the preliminary proxy statement / prospectus filed by chinadotcom on October 24, 2003 as Amendment No. 1 to the Form F-4 filed on October 3, 2003. Ross Systems and chinadotcom corporation caution that there can be no assurance that actual results or conditions will not differ materially from those projected or suggested in the forward-looking statements in this press release. Ross Systems and chinadotcom corporation have no intent or obligation to update these forward-looking statements.

Ross Systems:

FOR MORE INFORMATION:

Robert B. Webster, Ross Systems, Inc.

(770) 351-9600

investor@rossinc.com

chinadotcom corporation:

FOR MORE INFORMATION:

Media Relations	Investor Relations
Jane Cheng, Public Relations Manager	Craig Celek, US, VP, Investor Relations
Tel: (852) 2961 2750	Tel: 1 (212) 661 2160
Fax: (852) 2571 0410	Fax: 1 (973) 591 9976
e-mail: jane.cheng@hk.china.com	e-mail: craig.celek@hk.china.com

Exhibit 1.3

SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER

THIS SECOND AMENDMENT, dated as of January 7, 2004 (this “Amendment”), to the Agreement and Plan of Merger, dated as of September 4, 2003 and amended as of October 3, 2003 (the “Merger Agreement”), by and among CHINADOTCOM CORPORATION, a company organized under the laws of the Cayman Islands (“Parent”), CDC SOFTWARE HOLDINGS, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and ROSS SYSTEMS, INC., a Delaware corporation (the “Company”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Merger Agreement.

Pursuant to the terms of the Merger Agreement and in accordance with Section 9.04 thereof, the parties hereto agree to amend the Merger Agreement as follows:

Section 1 Amendment to Section 1.01. Section 1.01 of the Merger Agreement is amended by deleting the definition of “Parent Price” in its entirety and replacing such definition with the following:

“‘Parent Price’ means the average of the per share closing prices of Parent Common Stock on the Nasdaq during the ten consecutive trading days ending on (and including) the trading day that is two trading days prior to the date of the Effective Time.”

Section 2 Amendment to Section 2.04. Section 2.04(a)(i) of the Merger Agreement is amended by deleting the subsection in its entirety and replacing such subsection with the following:

“(i)	subject to the provisions of Section 2.05, each Share (together with the associated Company Right) issued and outstanding immediately prior to the Effective Time (other than any Shares to be canceled pursuant to Section 2.04(a)(ii) and any Dissenting Shares (as hereinafter defined)) shall be canceled and converted automatically into the right to receive, at the option of the holder of such Share, either (A) $17.00 in cash (the ‘Cash Consideration’) or (B) (1) the number of shares of Parent Common Stock determined by dividing $14.00 by the Parent Price and rounding the result to the nearest one thousandth of a share (the ‘Exchange Ratio’), payable upon surrender, in the manner provided in Section 2.05, of the certificate that formerly evidenced such Share; and (2) $5.00 in cash ((1) and (2) together being the ‘Cash/Stock Consideration’, and the Cash Consideration or the Cash/Stock Consideration, as applicable, being the ‘Merger Consideration’); provided, however, that, with respect to holders of Shares who elect to receive the Cash/Stock Consideration, if the Parent Price would be less than $8.50 per share, Parent may, at its option, pay a portion of the Exchange Ratio in cash in lieu of Parent Common Stock so that the Cash/Stock Consideration would instead consist of (X) the number of shares of Parent Common Stock determined by dividing $14.00 by a number (determined by Parent) that is in excess of the Parent Price but equal to or below $8.50 and rounding the result to the nearest one thousandth of a share (the ‘Adjusted Exchange Ratio’); (Y) cash in an amount equal to the Parent Price multiplied by the excess of the Exchange Ratio over the Adjusted Exchange Ratio; and (Z) $5.00 in cash (the aggregate amount of cash in (Y) and (Z) being, the ‘Adjusted Cash Amount’); provided, further, that, notwithstanding anything to the contrary contained herein, Parent shall pay a portion of the Exchange Ratio in cash in lieu of Parent Common Stock in accordance with the immediately preceding proviso to this Section 2.04(a)(i) as necessary to ensure that no approval of Parent’s stockholders shall be required under applicable Law or under the rules of any securities exchange or the NASDAQ National Market System in connection with the issuance of Parent Common Stock in the Merger; and provided, further, that if Parent adjusts the Exchange Ratio and the Cash/Stock Consideration in accordance with this Section 2.04(a)(i), Parent shall deliver written notice to the Company prior to the Closing Date, setting forth the Adjusted Exchange Ratio and the Adjusted Cash Amount.”

Section 3 Amendment to Section 2.05. Section 2.05(b) of the Merger Agreement is amended by inserting the following before the first sentence of such subsection:

“(i) Each holder of record of Shares as of the record date for the Company Stockholders’ Meeting will be entitled to elect to receive (A) the Cash Consideration per Share for all, but not less than all, of such Shares (the ‘Cash Election’); or (B) the Cash/Stock Consideration per Share for all, but not less than all, of such Shares (the ‘Cash/Stock Election’ and together with the Cash Election, the ‘Elections’). All Elections shall be made by the close of business on the tenth Business Day after the date of the Effective Time (the ‘Election Deadline’), on a form designed for that purpose that is mutually acceptable to the Company and Parent and mailed to the stockholders of the Company with the Proxy Statement (a ‘Form of Election’), and pursuant to the instructions for effecting the Elections contained in such Form of Election. Each holder of Shares who was not a holder of record of Shares as of the record date for the Company Stockholders’ Meeting, and each holder of Shares who does not make a valid Election prior to the Election Deadline, shall be deemed to have made a Cash/Stock Election.

(ii)”

Section 4 Amendments to Section 3.03. (a) Section 3.03(b) of the Merger Agreement is amended by deleting the subsection in its entirety and replacing such subsection with the following:

“(b) For purposes of Section 3.03(a), the ‘Conversion Ratio’ shall be the sum of (i) the Exchange Ratio, plus (ii) the quotient obtained by dividing

$5.00 by the closing sales price of Parent Common Stock on the Nasdaq for the last trading day prior to the date of the Effective Time; provided, however, that if Parent pays a portion of the Exchange Ratio in cash in accordance with the provisos to Section 2.04(a)(i), the Conversion Ratio shall be the sum of (A) the Adjusted Exchange Ratio, plus (B) the quotient obtained by dividing the Adjusted Cash Amount by the closing sales price of Parent Common Stock on the Nasdaq for the last trading day prior to the date of the Effective Time.”

(b) The last sentence of Section 3.03(c) shall be amended by deleting the sentence in its entirety and replacing such sentence with the following:

“Each Share acquired by such participant pursuant to the ESPP as of the Effective Time shall, at the Effective Time, be converted into the right to receive the Merger Consideration in accordance with Section 2.04(a).”

Section 5 Amendment to Section 3.04. The last sentence of Section 3.04(a) shall be amended by deleting the sentence in its entirety and replacing such sentence with the following:

“Such stockholders shall be entitled to receive payment of the appraised value of such Shares held by them, in accordance with the provisions of such Section 262, except that each Dissenting Share held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal with respect to such Share under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration, without any interest thereon, upon surrender, in the manner provided in Section 2.05, of the certificate that formerly evidenced such Share.”

Section 6 Amendment to Section 4.27. Section 4.27 of the Merger Agreement is amended by deleting the section in its entirety and replacing such section with the following:

“SECTION 4.27. Fairness Opinion. The Board has received the opinion of Broadview, financial advisor to the Company to the effect that, as of the date of such opinion, the Cash/Stock Consideration is fair to the stockholders of the Company from a financial point of view.”

Section 7 Amendment to Section 5.07(b). Section 5.07(b) of the Merger Agreement is amended by deleting the subsection in its entirety and replacing such subsection with the following:

“(b) The authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.001 per share, all of which are duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights in respect thereof and all of which are owned by Parent or a wholly owned subsidiary of Parent in accordance with this Agreement. Each outstanding share of capital stock of Merger Sub is duly authorized, validly issued, fully paid and non-assessable and each such share is owned by Parent or, in accordance with this Agreement, a wholly owned subsidiary of Parent, in either case free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever, except where the failure to own such shares free and clear would not, individually or in the aggregate, have a Parent Material Adverse Effect.”

Section 8 Amendment to Section 6.02. (a) Section 6.02(b) of the Merger Agreement is amended by deleting the subsection in its entirety and replacing such subsection with the following:

“(b) enter into any negotiation or Contract with respect to any transaction (other than the Merger and an acquisition by Parent of Pivotal Corporation, a company based in Vancouver, B.C.) that would, to the knowledge of Parent acting reasonably, (i) materially delay or adversely affect the ability of the parties to obtain any approvals or clearances from Governmental Authorities required to permit consummation of the Merger, or (ii) delay the date of mailing of the Proxy Statement (or require an amendment to the Proxy Statement following such mailing) such that the Closing would be delayed past May 6, 2004.”

(b) Section 6.02 of the Parent Disclosure Schedule is amended by deleting such section in its entirety and replacing such section with the revised Section 6.02 of the Parent Disclosure Schedule.

Section 9 Amendments to Article VII. (a) Section 7.13 of the Merger Agreement is amended by deleting the section in its entirety and replacing such section with the following:

“SECTION 7.13. General Cooperation. From the date hereof through the Effective Time, and without limiting the other provisions of this Agreement, the Company and each Subsidiary shall use their good faith efforts to operate their businesses in such a manner as to achieve a smooth transition consistent with the mutual business interests of the Company and each Subsidiary and Parent, in manner and scope as directed by Parent in its sole discretion. In this regard, the Company and each Subsidiary and Parent agree that they will enter into good faith discussions concerning the businesses of the Company and each Subsidiary, including (i) personnel policies and procedures;(ii) operational matters; (iii) pro forma financial projections; and (iv) potential transactions between the Company and each Subsidiary and Parent. Parent and the Company acknowledge and agree that during the period from the date hereof through the Effective Time, Parent and the Company expect to derive significant financial benefits from synergies and integration initiatives. Based on this acknowledgement, the Company and Parent will cooperate with one another following the date hereof and will use good faith efforts to achieve the types of integration and synergies contemplated by the parties to the Merger Agreement as set forth in Section 7.13 of the Company Disclosure Schedule, a plan for which the Company and Parent agree to finalize in February 2004.”

(b) Article VII of the Merger Agreement is amended by inserting the following Section 7.18:

“Section 7.18. Share Contribution. Prior to the Effective Time, Parent shall cause to be incorporated a direct, wholly owned subsidiary of Parent (“Intermediate Sub”). In the event that, immediately prior to the Effective Time, the aggregate value of the shares of Parent Common Stock to be issued in the Merger would comprise 80% or more of the aggregate value of the sum of (a) the Merger Consideration to be issued and paid in the Merger, and (b) any cash in lieu of fractional shares to be paid in the Merger, Parent shall transfer or contribute all of the outstanding shares of capital stock of Merger Sub to Intermediate Sub, so that, immediately prior to the Effective Time, Merger Sub shall be a direct wholly owned subsidiary of Intermediate Sub and an indirect wholly owned subsidiary of Parent. Parent hereby agrees that Intermediate Sub shall be a direct, wholly owned subsidiary of Parent, formed solely for the purpose of engaging in the Transactions, and that, at the Effective Time:

(i) Intermediate Sub shall have engaged in no other business activities and shall have conducted its operations only as contemplated by this Agreement;

(ii) Intermediate Sub shall be a corporation duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and shall have the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business;

(iii) Parent shall have made available to the Company complete and correct copies of the Certificate of Incorporation, By-laws or equivalent organizational documents of Intermediate Sub, and each such instrument shall be in full force and effect;

(iv) the authorized capital stock of Intermediate Sub shall consist of 100 shares of common stock, par value $0.001 per share, all of which shall be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights in respect thereof and all of which shall be owned by Parent free and clear of all security interests, liens, claims, pledges, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever;

(v) except as would not have a Parent Material Adverse Effect, Intermediate Sub shall be, and shall have at all times been, in compliance with all applicable Law; and

(vi) neither Parent nor Intermediate Sub shall have received any written notice or other communication from any Governmental Authority or other Person regarding any actual or possible violation of, or failure to comply with, any Law.”

Section 10 Amendment to Section 9.01. (a) Section 9.01(b) of the Merger Agreement is amended by deleting the subsection in its entirety and replacing such subsection with the following:

“(b) by any of Parent, Merger Sub or the Company if (i) the Effective Time shall not have occurred on or before July 1, 2004; provided, however, that the right to terminate this Agreement under this Section 9.01(b)(i) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before the applicable date; (ii) any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Merger illegal or otherwise preventing or prohibiting consummation of the Merger; or (iii) this Agreement shall not have been approved and adopted in accordance with Delaware Law by the Company’s stockholders at the Company Stockholders’ Meeting;”

(b) Section 9.01(e) of the Merger Agreement is amended by deleting the subsection in its entirety.

Section 11 Confirmation. (a) As confirmation and not limitation of the obligations set forth in Sections 7.03 and 7.09(a) of the Merger Agreement, each of the parties to the Merger Agreement hereby reaffirms that it shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws and regulations to consummate and make effective the Transactions, including, with respect to Parent and Merger Sub, the retention of outside counsel in connection with the preparation and filing of the Registration Statement.

(b) As confirmation and not limitation of the obligations set forth in Section 9.03(d) of the Merger Agreement, each of the parties to the Merger Agreement hereby reaffirms that the expenses incurred in connection with the opinion proposed to be delivered by outside counsel to Parent to the effect that, for federal income tax purposes, the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code (the “Tax Opinion”) shall be shared equally by the Company and Parent. The Company agrees promptly to pay to Parent an amount equal to that set forth in Section 9.03(d) of the Parent Disclosure Schedule. Parent represents and warrants that such amount is equal to one half of the amount set forth in the bill received from Paul, Hastings, Janofsky & Walker LLP for services rendered through October 21, 2003 in connection with analyses relating to the Tax Opinion.

Section 12 Full Force and Effect. Except as expressly amended hereby, the Merger Agreement shall continue in full force and effect in accordance with the provisions thereof on the date hereof.

Section 13 Governing Law. This Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to Contracts executed in and to be performed in that State.

Section 14 Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

CHINADOTCOM CORPORATION

By:	/s/ Steven Chan
	Name:	Steven Chan
	Title:	General Counsel and Company Secretary

CDC SOFTWARE HOLDINGS, INC.

By:	/s/ Steven Chan
	Name:	Steven Chan
	Title:	Authorized Signatory

ROSS SYSTEMS, INC.

By:	/s/ Robert B. Webster
	Name:	Robert B. Webster
	Title:	Executive Vice President and Secretary